# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MESOBLAST LTD, CIK 0001345099
CUSIP: 590717401
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: Level 38, 55 Collins Street, Melbourne, VIC, Australia (C3), 3000
Date of event which requires filing of this statement: 09/12/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002085232

## Reporting persons
- Gueck William J.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 525,000; shared voting power 63,996,900; sole dispositive power 525,000; shared dispositive power 63,996,900; aggregate amount beneficially owned 64,521,900 (5% of the class)
  Comment: (1) The number of Ordinary Shares reported is as of September 12, 2025. The Reporting Person is the sole beneficial owner of 525,000 Ordinary Shares held in the form of American Depositary Receipts ("ADRs"). The Reporting Person also has discretionary authority to vote and dispose, and may be deemed to be the beneficial owner, of: (i) 1,792,150 Ordinary Shares held in the form of ADRs by Conrad Gueck; (ii) 1,792,150 Ordinary Shares held in the form of ADRs by Ava Gueck; (iii) 1,110,000 Ordinary Shares held in the form of ADRs by the Mary DeAnn Gueck trust, for which the Reporting Person is trustee; (iv) 890,000 Ordinary Shares held in the form of ADRs by the William Gueck trust, for which Mary DeAnn Gueck is trustee. In addition, the Reporting Person has discretionary authority to vote and dispose of (A) 49,717,450 Ordinary Shares held in the form of ADRs by Cova Holdings LP and (B) 350,000 Ordinary Shares in the form of ADRs underlying warrants that Cova Holdings LP has the right to acquire through the exercise of such warrants within 60 days, and may be deemed to be the beneficial owner of these shares. In addition, the Reporting Person has discretionary authority to vote and dispose of 8,345,150 Ordinary Shares held in the form of ADRs by AVCO Holdings LP and may be deemed to be the beneficial owner of these shares.

## Item 1. Issuer
Name of issuer: MESOBLAST LTD
Address of issuer's principal executive offices: Level 38, 55 Collins Street, Melbourne, VIC, Australia, 3000

## Item 2. Person Filing
Name of person filing: This statement is filed by Dr. William Gueck (the "Reporting Person").
Address of principal business office or, if none, residence:
Dr. William Gueck
54 Roan Ln
St. Louis, MO, 63124
Citizenship: Dr. William Gueck is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The percentages used herein are calculated based upon 1,281,167,187 Ordinary Shares issued and outstanding as of August 25, 2025, based on information provided by an officer of the Issuer in an email correspondence on August 25, 2025.

The information required by Items 4(a)-(c), as of the date hereof, is set forth in Rows 5-11 of the cover page hereto for the Reporting Person and is incorporated herein by reference.

The Reporting Person's total beneficial ownership amounts to 64,521,900 Ordinary Shares held in the form of ADRs (constituting approximately 5.0% of the Ordinary Shares outstanding).

The Reporting Person is the sole beneficial owner of 525,000 Ordinary Shares held in the form of ADRs. The Reporting Person also has discretionary authority to vote and dispose, and may be deemed to be the beneficial owner, of: (i) 1,792,150 Ordinary Shares held in the form of ADRs by Conrad Gueck; (ii) 1,792,150 Ordinary Shares held in the form of ADRs by Ava Gueck; (iii) 1,110,000 Ordinary Shares held in the form of ADRs by the Mary DeAnn Gueck trust, for which the Reporting Person is trustee; (iv) 890,000 Ordinary Shares held in the form of ADRs by the William Gueck trust, for which Mary DeAnn Gueck is trustee. In addition, the Reporting Person has discretionary authority to vote and dispose of (A) 49,717,450 Ordinary Shares held in the form of ADRs by Cova Holdings LP and (B) 350,000 Ordinary Shares in the form of ADRs underlying warrants that Cova Holdings LP has the right to acquire through the exercise of such warrants within 60 days, and may be deemed to be the beneficial owner of these shares. In addition, the Reporting Person has discretionary authority to vote and dispose of 8,345,150 Ordinary Shares held in the form of ADRs by AVCO Holdings LP and may be deemed to be the beneficial owner of these shares. Although the Reporting Person may be deemed to have beneficial ownership of such Ordinary Shares, neither the filing of this Schedule 13G nor any of the contents hereof shall be deemed to constitute an admission by the Reporting Person that he is the beneficial owner of any of the Ordinary Shares owned by Cova Holdings LP and by AVCO Holdings LP for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
Percent of class: N/A
Sole power to vote or to direct the vote: N/A
Shared power to vote or to direct the vote: N/A
Sole power to dispose or to direct the disposition: N/A
Shared power to dispose or to direct the disposition: N/A

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Gueck William J.: /s/ William Gueck, Dr. William Gueck (09/16/2025)